96



05008903

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yamaha Corp.

*CURRENT ADDRESS



PROCESSED

JUN 14 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34717 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/13/05

Exhibit 1

82-34717

YAMAHA CORPORATION

Flash Report

Consolidated Basis

Results for the fiscal year ended March 31, 2005

April 28, 2005

3-31-05
AR/S

Company name:	YAMAHA CORPORATION
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Shuji Ito
For further information, please contact:	Fumio Umeda, Accounting and Finance Manager
Telephone:	+81 53 460 2141
Date of the meeting of the Board of Directors:	April 28, 2005
Stock listing:	Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY2005 (April 1, 2004–March 31, 2005)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
FY2005 (Ended March 31, 2005)	¥534,079	(1.0)%	¥35,695	(20.8)%	¥41,302	(19.1)%
FY2004 (Ended March 31, 2004)	¥539,506	2.8%	¥45,056	40.6%	¥51,036	50.8%

	Net income		Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of recurring profit to sales
	Millions of yen	% change from the previous fiscal year	Yen	Yen	%	%	%
FY2005 (Ended March 31, 2005)	¥19,697	(54.8)%	¥ 95.06	¥ 93.88	7.4%	8.1%	7.7%
FY2004 (Ended March 31, 2004)	¥43,541	142.6%	¥210.63	¥196.01	18.4%	10.0%	9.5%

Notes: 1. Equity in net income of affiliates:
FY2005 ended March 31, 2005: ¥9,110 million
FY2004 ended March 31, 2004: ¥10,447 million
2. Average number of outstanding shares during the year (consolidated):
FY2005 ended March 31, 2005: 206,151,010 shares
FY2004 ended March 31, 2004: 206,146,221 shares
3. Changes in method of accounting: YES

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2005 (As of March 31, 2005)	¥505,577	¥275,200	54.4%	¥1,334.51
FY2004 (As of March 31, 2004)	¥508,731	¥259,731	51.1%	¥1,259.28

Note: Number of outstanding shares at the end of the year (consolidated):
FY2005 as of March 31, 2005: 206,144,016 shares
FY2004 as of March 31, 2004: 206,156,612 shares

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2005 (Ended March 31, 2005)	¥39,588	¥(12,896)	¥ (8,306)	¥50,393
FY2004 (Ended March 31, 2004)	¥58,349	¥(18,775)	¥(50,141)	¥31,245

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 86
Number of non-consolidated subsidiaries accounted for using the equity method: 0
Number of affiliates accounted for using the equity method: 2

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:
Number of companies newly consolidated: 1
Number of companies removed from consolidation: 4
Equity method:
Number of companies newly accounted for using the equity method: 0
Number of companies removed from the equity method: 0

2. FORECASTS OF RESULTS FOR FY2006 (April 1, 2005–March 31, 2006)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2006 interim period	¥261,500	¥18,000	¥12,000
FY2006	¥546,000	¥42,500	¥29,000

Reference: Net income per share for the fiscal year is forecast to be ¥140.68 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for Fiscal 2006" under "OPERATING RESULTS AND FINANCIAL CONDITION."

(References)

1. THE YAMAHA GROUP

The YAMAHA Group consists of YAMAHA CORPORATION in Japan, 105 subsidiaries and 15 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT, lifestyle-related products, electronic equipment and metal products, recreation and other fields.

Our main products and main subsidiaries and affiliated companies, as well as their positioning, are as shown below. Furthermore, business divisions are the same as business segments.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution, and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 10 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe G.m.b.H. Yamaha Music Central Europe G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. PT. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc.
AV/IT	Audio products and IT equipment	Yamaha Electronics Marketing Corporation Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing Malaysia Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Lifestyle-related products	System kitchens, Bathrooms, Washstands, Furniture, and Parts for housing facilities	Yamaha Livingtec Corporation
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts, and Sports facilities	Kiroro Associates Co., Ltd. and 5 others
Others	Golf products, Automobile interior wood components, FA equipment, and Metallic molds and components	Yamaha Fine Technologies Co., Ltd.

2. MANAGEMENT POLICY

(1) Basic Management Policy

YAMAHA CORPORATION aims to sustain its growth as a company that draws on its accumulated technologies and know-how in its core field of music and sound as it works together with people throughout the world to enrich culture and create ***Kando****. To this end, the Company will expedite decision-making processes, work to create technological innovation, strengthen its capabilities for responding to rapidly changing markets, and meet customer needs through the development and provision of superior-quality products and services. In addition, YAMAHA will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a strong competitive position in the global marketplace. Furthermore, the Company is seeking to increase the transparency of its management, make certain that it can realize solid business performance, and accumulate and distribute earnings appropriately to ensure that it can meet the expectations of shareholders and investors. At the same time, the Company strives to act in accordance with the responsibilities of an exemplary corporate citizen by giving due consideration to safety and environmental protection and promoting its own rigorous compliance with relevant laws and regulations.

**Kando* is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

The Company's basic dividend policy is to pay stable dividends, taking into consideration the increase in the consolidated return on shareholders' equity, based on the level of consolidated net income in the medium term, and set aside an appropriate amount of retained earnings to strengthen the Company's management base, including investment in R&D and rationalization.

(3) Goals and Management Targets

YAMAHA's new medium-term management plan (covering the three fiscal years through FY2007) calls for the Company to, by fiscal 2007, attain the following consolidated performance figures: net sales of ¥590.0 billion, operating income of ¥50.0 billion, recurring profit of ¥52.0 billion, and net income of ¥34.0 billion. In addition, the plan aims to boost return on equity to 10% and effectively eliminate interest-bearing debt.

(4) Medium-to-Long-Term Management Strategies and Issues to be Faced

YAMAHA's new YSD50 medium-term management plan (YSD is an abbreviation of the slogan "YAMAHA Sustainable Development," while 50 symbolizes the Company's goal of boosting annual operating income to ¥50 billion and eliminating interest-bearing debt) calls for the Company to generate a stable, high level of profit and create a management structure that makes sustainable growth possible. To achieve these objectives, the Company is implementing the following initiatives:

1. Achieving Sustainable Development and Stable, High Earnings

The profitability of all businesses is to be strengthened, and a large expected increase in the profitability of musical instrument business will enable the entire YAMAHA Group to build a high-earnings structure.

• ***Musical Instruments***

In the musical instrument segment, YAMAHA will (1) endeavor to revitalize the Japanese market, (2) expand sales of high value added products, (3) grow its operations in the Chinese market and the professional audio equipment sector, (4) implement reforms in production, (5) further develop its human resources, and (6) work to reform its business processes. In the content and media businesses, the Company will endeavor to expand its ringing melody distribution services overseas and use portal sites to develop new businesses.

• ***AV/IT***

In the AV/IT segment, YAMAHA will continue strengthening its home theater business and expanding its router business with aim of meeting the needs of enterprises and SOHO customers. The Company will also pursue a growth strategy through the establishment of new business unit.

• ***Lifestyle-Related Products***

In the lifestyle-related products segment, YAMAHA will withdraw from unprofitable businesses and allocate its resources in accord with the principles of selectivity and concentration. The Company will also work to realign its businesses by establishing a low-cost operating structure, and reforming its wholesale-related structure as well as personnel allocation.

• ***Electronic Equipment and Metal Products***

In the electronic equipment segment, YAMAHA will maintain a high share of the global market for mobile phone-use LSI sound chips and expand its activities outside the domain of supplying LSI chips for mobile phones. Regarding electronic metals, the Company is establishing a profitable base through continued reforms in production and the expansion of its copper connector and processed materials businesses.

• ***Recreation***

In the recreation segment, YAMAHA is pursuing marketing activities that emphasize the individual management initiatives of each facility and working to enhance the grade of quality offered by these facilities while placing strong emphasis on safety and taking steps to reach the breakeven point at an early date.

• ***Other Businesses***

In the golf business, YAMAHA is establishing its brand awareness through the establishment of the "inpres" series of golf clubs. In the factory automation (FA) and metallic molds and components operations, the Company is working to lower its breakeven point and develop its activities in the magnesium parts business while moving forward with creation of FA products for the IT and automobile industries. In automobile interior wood components operations, the Company is taking steps to improve its capabilities for product development, manufacturing, supply, and customer services.

• ***Companywide Management Policy***

Companywide cost-cutting measures include manufacturing reforms, such as lowering procurement costs, reducing production losses. Other reforms in progress include restructuring our basic information systems, improving our business processes by strengthening supply chain management (SCM) systems, and rationalization through the Companywide use of IT.

2. Creating and Developing Innovative, High-Quality Products and Businesses
In each of its businesses, YAMAHA will emphasize efforts focused on the medium- and top-level segments of the relevant markets, thereby promoting its superior brand positioning and simultaneously developing additional demand through the concerted use of its capabilities to create and market innovative products.

3. Emphasizing Corporate Social Responsibility (CSR)
Aiming to ensure that its corporate value and brand value can be expanded and developed on a sustained basis, YAMAHA is determined to fulfill its responsibilities from a business aspect and to the natural environment and society. At the same time, the Company is adjusting its management systems with an eye to promoting continual improvement in its fulfillment of those responsibilities.

(5) Corporate Governance Situation

Basic Stance Regarding Corporate Governance

YAMAHA regards strengthening its corporate governance systems as one of its most important management issues and is actively involved in strengthening these initiatives.

To continually develop its corporate and brand value, YAMAHA is working to fulfill its economic, environmental, and social responsibilities by drawing on its accumulated technologies and know-how in its core field of sound and music as it works together with people throughout the world to enrich culture and create ***Kando.***

YAMAHA is endeavoring to improve its management organizational systems and frameworks as well as implement the necessary measures to achieve these objectives. In addition, YAMAHA's basic stance regarding its corporate governance is that taking initiatives to achieve transparency in management through timely disclosure of information is essential.

Implementation of Corporate Governance Measures

a) Basic Outline of YAMAHA's Governance Structure

• ***Directors and the Board of Directors***

YAMAHA's Board of Directors had eight members as of March 31, 2005, including two representative directors and one outside director. In principle, the Board meets once a month.

The Board has overall responsibility for formulating the strategies of the YAMAHA Group, decision-making, monitoring business execution in Company divisions, providing guidance, and performing other managerial functions. YAMAHA has introduced the Executive Officer System in order to clearly distinguish overall management functions from direct execution and enable the implementation of business activities at the divisional level and is working to strengthen its corporate governance functions centered around the Board of Directors.

• ***Auditors and the Board of Auditors***

YAMAHA has adopted the corporate auditor system, and its Board of Auditors has four members, including two outside auditors. In principle, the Board of Auditors meets once a month and formulates its plans for the periodic and comprehensive auditing of executive divisions and Group companies. Members of the Board of Auditors also attend the Management Meeting and other important meetings.

The Board of Auditors is also responsible for working closely with the Company's independent auditors and receives periodic progress reports on the auditing of the financial statements from them to ensure the appropriateness of the auditing process.

In addition, to secure the necessary environment for effective corporate auditing, YAMAHA has established a Corporate Auditors Office as an administrative team for auditors.

• ***Management Meeting***

To discuss management issues on an ongoing basis and achieve consensus of opinion among members of management, YAMAHA has formed the Management Meeting, which, in principle, meets twice a month. The meeting comprises full-time directors and a senior executive officer and is attended by the chairman of the Board of Auditors.

• ***Executive Officers***

YAMAHA introduced the Executive Officer system in February 2001 with the objectives of strengthening consolidated Group management functions and accelerating management decision-making. To enable members of the Board of Directors and Executive Officers to perform their duties to the best of their abilities, the Company has clearly delineated the respective roles and functions of Directors and Executive Officers. In addition, the execution of business activities is, in principle, conducted by Executive Officers. There are twelve Executive Officers, comprising one Senior Executive Officer and 11 Executive Officers.

• ***Companywide Governance Committee***

In June 2004, YAMAHA formed the Companywide Governance Committee, composed of the Compliance Committee, the Corporate Social Responsibility (CSR) Committee, and the Corporate Officer Personnel Committee.

The Compliance Committee promotes the fulfillment of social responsibilities and compliance with laws and regulations on a Companywide basis.

The CSR Committee promotes voluntary activities that contribute to society by pursuing the autonomous establishment of standards more stringent than those required by the law.

The Corporate Officer Personnel Committee is responsible for discussing the selection of candidates for the positions of Director, Auditor, and Executive Officer and thereby increasing the transparency and fairness of the process of selecting management candidates appointed to these positions. In addition, the Corporate Officer Personnel Committee is responsible for considering programs for nurturing future candidates for management positions and management compensation.

• ***Internal Auditing***

YAMAHA has established the Auditing Division, which reports directly to the president and representative director. This office is responsible for considering and evaluating the Company's administrative and operating systems as well as the conduct of operations from an overall management perspective and for ascertaining that activities are carried out legally and rationally. Based on the results of its examinations, the office provides information as well as advice and suggestions for improvements and for conducting activities more rationally. In addition, the office works to improve the efficiency of auditing activities by maintaining close communication and cooperation with the Company's auditors and independent auditor.

YAMAHA has instituted the auditing systems described in the previous paragraphs. In addition, to strengthen corporate governance functions, the Company has introduced an executive officer system and a Corporate Officer Personnel Committee. Management believes this system is becoming increasingly effective and has decided to continue with the corporate auditor governance model.

b) Outline of YAMAHA's Governance Structures and Internal Control Systems

An outline of the Company's corporate governance and internal control systems is shown below.


General Meeting of Shareholders
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Selection
Board of Directors
(Consisting of eight Directors, including one outside Director)
Auditing
Board of Auditors, (Consisting of four members, including two full-time auditors and two outside auditors)
Reports
Independent Auditors
Selection/dismissal/auditing
Selection
Approval of selection/reelection
Judgments regarding appropriateness of auditing
Reports
Corporate Auditors Office
Representative Directors (two)
Advice
Guidance
Reports
Auditing Division
Compliance Committee
CSR Committee
Corporate Officer Personnel Committee
Companywide Governance Committee
Recommendations and reports
Management Meeting (Comprising seven Directors and one Senior Executive Officer)
Brand Management Committee
Environment Committee
Export Screening Committee
Personal Information Protection Promotion Committee
Health and Safety Promotion Committee
Companywide Specialized Promotion Committees, Promotional Headquarters, Screening Committee
Advice
Auditing
Executive Officers
Comprising one Senior Executive Officer and 11 Executive Officers
Operating Divisions/Group Companies

c) Current State of Risk Management Systems

YAMAHA deals with the various risks that may arise in its operations by establishing flexible and optimal systems appropriate to the magnitude of potential impact on management by creating risk management systems suited to the risks it may confront. These range from systems for response for those with different scopes of responsibility to establishing a Companywide risk management structure.

The committees related to risk management are as follows.

• ***Compliance Committee***

To ensure compliance in the Company's operations, YAMAHA formed a Compliance Committee in January 2003. This committee has a Groupwide implementation system that aims to realize adherance with the Company's corporate principles through the promotion of compliance with laws and regulations as well as internal rules while conducting deliberations and making decisions regarding matters related to improvements in corporate ethics. Specific activities include the preparation of a compliance guide and the implementation of training programs to enhance awareness of compliance among all Group personnel, including Directors. The Committee has also established a compliance help line.

• ***Brand Management Committee***

The functions of this committee include determining the appropriateness of the display of the YAMAHA brand and preparation of guidelines for brand management with the aim of building and defending the value of the YAMAHA brand.

• ***Environment Committee***

The roles of this committee include taking proactive initiatives in relation to environmental issues, ensuring compliance with environmental legislation, and preventing environmental pollution that may arise from the Company's business activities.

• ***Export Screening Committee***

This committee was formed to ensure compliance with laws that forbid the proliferation of weapons of mass destruction and the preparation of the Company's Export Management Regulations, which are intended to ensure the appropriate conduct of export activities. The committee's activities also include promoting the awareness of these regulations and the supervision of their implementation.

• ***Personal Information Protection Promotion Committee***

YAMAHA has established its Personal Information Protection Promotion Committee with the objectives of creating fundamental policies and appropriate rules for administration systems and management methods related to the protection of personal information held throughout the Company (including domestic Group companies) as well as taking measures to ensure related legal compliance and the prevention of information leaks and similar incidents. The committee also is responsible for coordinating activities between different departments, resolving problems that affect multiple departments, and planning and implementing related educational and training programs.

• ***Health and Safety Promotion Committee***

This committee works constantly to implement measures to prevent the occurrence of disasters and accidents to ensure the safety of employees, customers, and other related parties and to develop comprehensive measures to deal with disasters and other contingencies after they occur.

This committee has appointed six divisional heads by area, namely the Labor Safety Committee Chairperson, the Disaster Policy Committee Chairperson, Companywide Traffic Safety Committee Chairperson, the Health and Wellness Committee Chairperson, the Office Safety and Sanitation Committee Chairperson, and the Branch Safety Committee Chairperson.

d) The Company's Accounting Audit

The activities related to preparation of the auditors' certification of the Company's financial statements are conducted by Mr. Kunihiko Kinoshita and Mr. Hideji Kawanishi, both principals of Shin Nihon & Co., a public accounting firm. Mr. Kinoshita has 15 consecutive years of experience in this field and Mr. Kawanishi 12 years. They are assisted in their auditing activities by 8 certified public accountants, 2 assistant certified public accountants, and 11 other assistants.

e) Summary of Potential Conflicts of Interest Including Relationships between the Company and its Outside Directors and Outside Auditors as well as Capital and Transactional Relationships

As of March 31, 2005, the Company had one outside member among the 8 members of its Board of Directors and two outside members among the 4 members of its Board of Auditors.

Toru Hasegawa, the outside member of the Board of Directors, also serves as the Chairman and Representative Director of YAMAHA Motor Co., Ltd., an affiliate of the Company.

Naomoto Ohta, one of the standing outside auditors, resigned as an employee of the Company in June 1994, and has held the position of auditor of the Company from that time to the present. Kunio Miura, the other outside auditor, is a lawyer and has no personal, capital, or transactional relationship with the Company that might give rise to a conflict of interest.

f) Initiatives over the Past Year toward Improving the Company's Corporate Governance

During the one-year period from April 1, 2004, to March 31, 2005, the Board of Directors met 13 times and the Management Meeting 24 times to decide on necessary operating matters and consider important management issues. The Board of Auditors met 16 times during this same period to consider ways of improving its capabilities for monitoring and auditing such matters as the state of compliance promotion initiatives; systems and the operation of systems for disaster and safety management; quality management; systems and the operation of systems for product liability management; and systems and the operation of systems for information risk management. Moreover, the Board of Auditors prepared a schedule for and conducted periodic audits of business divisions and subsidiaries.

In addition, regarding the Companywide Governance Committee, the Corporate Officer Personnel Committee convened and selected two new Executive Officers and conducted continuing deliberations related to compensation for Directors. Moreover, the Compliance Committee worked to enhance its activities by responding to issues raised by calls to the compliance help line, expanding compliance activities related to outside employees, and making decisions regarding the compliance promotion activities section of the YAMAHA website. In April 2004, the Company launched the CSR Committee, which, as a Companywide committee, will be responsible for the area of social contributions that the Company will undertake on a voluntary basis.

Regarding Companywide Specialized Promotion Committees, Promotional Headquarters, and Screening Committees, in September 2004, YAMAHA established the Personal Information Protection Promotion Committee with the objective of taking various measures to prepare for Japan's Personal Information Protection Law, which is scheduled to take effect in 2005, as well as to ensure the appropriate protection of personal information after the law takes effect.

In October 2004, the Company instituted rules for the protection of personal data and issued a manual explaining these rules. At present, YAMAHA is undertaking appropriate measures on a Companywide basis related to the protection of personal data.

g) Compensation for Directors and Auditors

Regular compensation, bonuses, and retirement payments to directors and auditors are summarized in the following table.

(Millions of yen)

Type of compensation	Directors		Auditors		Total	
	Number paid	Amount paid	Number paid	Amount paid	Number paid	Amount paid
Compensation is provided for under the Company's Articles of Incorporation or determined by the General Meeting of Shareholders [1,2]	9	¥331	4	¥61	13	¥392
Bonuses paid from appropriation of profit [3]	9	¥102	4	¥18	13	¥120
Retirement benefits are determined by the General Meeting of Shareholders	1	¥ 45	—	¥—	1	¥ 45
Total		¥478		¥79		¥557

Notes: 1. The number of Directors and Auditors at the end of the fiscal year under review was as follows: Directors: 8, Auditors: 4, for a total of 12. Differences between these numbers and the number paid in the above table were due to a resignation (1 Director).

2. For the fiscal year under review, no Directors or Auditors received compensation (or bonuses) for concomitant service as employees.

3. These figures are for the number of Directors and Auditors at the end of the previous fiscal year.

4. Compensation paid to external directors was ¥3 million.

Compensation Paid to the Accounting Auditors was as follows.

(Millions of yen)

Compensation paid for work related to the preparation of the Auditors' Report as provided for under contract	¥50
Other compensation	2
Total	¥52

(6) Items Pertaining to the Parent Company

None applicable

3. OPERATING RESULTS AND FINANCIAL CONDITION

(1) Operating Results

1. Overview of Fiscal 2005

In fiscal 2005, the Japanese economy experienced a generally mild recovery as personal consumption stayed firm while corporate profits improved and private-sector capital investment increased. However, in the second half of the term, inventories were pared back in sectors related to digital technologies and crude oil prices rose, causing the outlook to darken. Overseas, economic growth continued in Asia, the U.S. economy was stable, and the European economy remained on a steady recovery course. Amid these conditions, YAMAHA enacted a number of policies for attaining the goals of its YAMAHA Sustainable Development 50 (YSD50) medium-term business plan.

Strengthening earnings capabilities in the musical instruments segment was a top priority. Revitalizing the musical instrument market in Japan, the Company launched music schools with new concepts for increasing the ways people can enjoy music and expanded its outlets. In addition, YAMAHA strove to develop a business model that centers on attracting customers to its products and services. In production, YAMAHA made diligent efforts to build and expand plants overseas, promote innovation in manufacturing, and further enhance cost-competitiveness. For nurturing new businesses, the Company established the Sound Life Marketing & Development Laboratory and focused research efforts on potential technologies and businesses in the sound, music, and sound network domains. Moreover, YAMAHA founded the Corporate Social Responsibility (CSR) Committee to clearly delineate business practices geared toward even better ethical business practices in the community.

Sales increased in the musical instruments segment. However, they declined in the electronic equipment and metal products segment, the lifestyle-related products segment, the recreation segment, and the other businesses segment.

Given these factors, consolidated net sales declined 1.0% year on year, to ¥534.1 billion. Domestic sales fell 2.5%, to ¥313.0 billion, and overseas sales increased 1.1%, to ¥221.2 billion.

Turning to profits, operating income decreased 20.5%, to ¥35.8 billion, and recurring profit fell 19.1%, to ¥41.3 billion. YAMAHA recorded a ¥32.7 billion loss from the early application of impaired asset accounting for fixed assets, and a ¥19.9 billion gain from the return of proxy pension funds, having received approval to return the substitutional portion of the employee welfare benefit fund managed on behalf of the government on December 1, 2004. Reflecting this, net income declined 54.8%, to ¥19.7 billion.

Results for each of the business segments were as follows.

• ***Musical Instruments***

In the musical instruments segment, sales in Japan increased and sales in the North American market rose in local currency terms. However, in Europe, where demand was weak in the major markets of Germany and France, sales in local currency terms remained at about the same level as in the previous year. Piano sales as a whole declined as sales were sluggish in North America and decreased in Japan amid an overall contraction in demand. In the electronics instrument field, sales of the Electone "STAGEA" rose strongly and Clavinova and professional audio equipment also moved higher. However, sales of digital keyboards and synthesizers both declined. Among other musical instruments, the weakness in domestic demand resulted in lower guitar sales.

In the music school and English language school businesses, the number of young children and juveniles enrolled in music schools showed signs of bottoming out, and the number of music school for adults rose steadily. Revenue from English language schools increased due to higher enrollment.

Revenue from ring-tone melody distribution services climbed, supported by growth in overseas markets.

As a result, segment sales rose 3.1%, to ¥302.6 billion, and operating income surged 35.3%, to ¥14.2 billion.

• ***AV/IT***

In the audio business, sales of medium and high-end amplifier-receivers expanded, principally in the North American market, but more intense competition in the Japanese and European markets resulted in a decline in sales. For the data-communications equipment business, sales of enterprise-use routers continued to show robust performance and overall sales expanded. For the AT/IT business segment as a whole, sales fell slightly because of the impact of foreign currency fluctuations. Operating income decreased.

As a result, segment sales edged down 0.7%, to ¥77.7 billion, and operating income fell 17.4%, to ¥3.7 billion.

• ***Lifestyle-Related***

In the first half of the fiscal year, sales of mainstay system bathroom products and system kitchen products fell steeply owing to a late response to the trend toward lower prices in the market. In the second half, YAMAHA introduced new products and worked to forge a sales recovery. However, sales were down over the full term.

Consequently, segment sales declined 4.3%, to ¥42.8 billion, and the segment showed an operating loss of ¥24 million, compared with operating income of ¥1.5 billion in fiscal 2004.

• ***Electronic Equipment and Metal Products***

In the electronic equipment business, declining sales of LSI sound chips for mobile phones due to fiercer competition pushed down total sales. Sales also fell in the electronic metal products business.

As a result, segment sales contracted 10.2%, to ¥69.0 billion, and operating income decreased 33.5%, to ¥20.0 billion.

• ***Recreation***

As challenging conditions prevailed in the domestic travel market, such unusual weather as a number of typhoons and declining customer numbers at ski resorts depressed visitor traffic at YAMAHA's resorts and pushed down sales. On July 1, 2004, Kiroro Development Corporation, a subsidiary, merged with YAMAHA to improve operating efficiency.

Given these factors, segment sales decreased 9.0%, to ¥18.3 billion, and operating losses amounted to ¥2.3 billion, compared with operating losses of ¥1.1 billion in fiscal 2004.

• Other Businesses

Golf product sales fell amid sluggish market conditions. In the factory automation and metallic molds and components business, orders for magnesium components for mobile phones declined due to inventory adjustments among mobile phone manufacturers, causing a decline in sales. In the automobile interior wood components business, a slowing in the pace of new model changes prompted a decline in sales.

As a result, segment sales decreased 9.6%, to ¥23.6 billion; however, the segment recorded operating income of ¥168 million, an improvement from an operating loss of ¥211 million a year earlier.

• Sales by Geographical Area

In Japan sales declined 2.4%, to ¥327.9 billion, and operating income fell 18.2%, to ¥25.7 billion. In North America, sales were virtually unchanged, at ¥85.5 billion, although operating income dropped 10.3%, to ¥4.2 billion. In Europe, sales came to ¥83.3 billion, up 2.0%, and operating income amounted to ¥3.9 billion, down 14.3%. In Australia, Oceania, and other areas, sales rose 3.0%, to ¥37.4 billion, and operating income increased 17.3%, to ¥3.8 billion.

(2) Forecast for Fiscal 2006

The outlook for the current fiscal year is as follows:

In fiscal 2006, the YSD50 medium-term management plan that was inaugurated in April 2004 is entering its second year. YAMAHA has positioned this year as a time to achieve results in its drive to establish a profitable earnings structure that is stable and sustainable.

In the musical instruments segment, although YAMAHA anticipates a decline in Electone sales in Japan, other sales are expected to expand, led especially by overseas sales of digital keyboards and professional audio equipment. This is expected to bring overall expansion in sales. The Company anticipates that profits will increase as well.

In the AV/IT segment, YAMAHA expects that domestic sales in the audio business will decline, but anticipates higher sales in this business in overseas markets. Also, sales of routers are expected to move higher, pulling up total sales in this segment. The Company is also forecasting an increase in profits.

In the lifestyle-related products segment, the steady implementation of restructuring measures, including a withdrawal from unprofitable businesses, is anticipated to lead to a temporary contraction in sales. However, profits are forecast to remain unchanged from the previous fiscal year.

In the electronic equipment and metal products segment, YAMAHA expects more intense competition in the market for LSI sound chips for mobile phones to drive down sales and bring a concurrent decline in profits.

In the recreation segment, as YAMAHA makes headway in implementing policies formulated especially for each of its resort facilities, the Company anticipates growth in sales along with a progressive reduction in operating loss.

As a consequence, YAMAHA forecasts a 2.2% rise in sales, to ¥546.0 billion, a 2.9% increase in recurring profits, to ¥42.5 billion, and an increase in net income of 47.2%, to ¥29.0 billion.

4. FINANCIAL POSITION

(1) FY2005 Cash Flows

1. Overview of Fiscal 2005

In fiscal 2005, YAMAHA recorded a net increase in cash and cash equivalents of ¥19.5 billion, compared with a net decrease of ¥12.2 billion in the previous year. Thus cash and cash equivalents at the end of the period totaled ¥50.4 billion at the end of the term.

• Cash Flow Provided by Operating Activities

Income before income taxes and minority interests was ¥33.5 billion, compared with ¥47.5 billion in the previous term. Reflecting this decline, net cash provided by operating activities totaled ¥39.6 billion. In comparison, net cash provided by operating activities was ¥58.3 billion in the previous fiscal year.

• Cash Flow Used in Investment Activities

Net cash used in investment activities totaled ¥12.9 billion as a result of capital investment and other expenditures. Net cash used in investment activities was ¥18.8 billion in the previous term.

• Cash Flow Used in Financing Activities

Net cash used in financing activities totaled ¥8.3 billion and consisted mainly of repayments of long-term debt. Net cash used in financing activities came to ¥50.1 billion in fiscal 2004.

• ***Trends in Cash-Flow Indicators***

	FY2001	FY2002	FY2003	FY2004	**FY2005**
Equity ratio	37.7%	39.6%	41.8%	51.1%	**55.4%**
Equity ratio based on current market prices	52.1%	36.9%	53.7%	78.8%	**63.1%**
Debt redemption period	—	3.3 years	2.8 years	0.9 year	**1.2 years**
Interest coverage ratio	—	9.9 times	16.0 times	36.9 times	**38.7 times**

(Calculation Methods)
Equity ratio (%) = total shareholders' equity ÷ total assets
Equity ratio based on current market prices (%) = total market value of common stock ÷ total assets
Debt redemption period (years) = interest-bearing debt ÷ net cash provided by operating activities
Interest coverage ratio (times) = net cash provided by operating activities ÷ interest payments

Notes: 1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.
3. Figures for net cash provided by operating activities and interest payments are those from the consolidated cash flow statement.
4. Debt reduction period and interest coverage ratio for the period ended March 31, 2001, is not presented herein because cash flows from operating activities were negative.

(2) Financial Outlook for Fiscal 2006

In fiscal 2006, YAMAHA believes cash flow provided by operating activities will decrease from the previous term. For cash flow used in investment activities, the Company expects capital investment to exceed depreciation charges. For cash flow used in financing activities, YAMAHA expects to repay long-term debt.

Cautionary Statement with Respect to Forward-Looking Statements
The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

5. TYPES OF BUSINESS RISK

Among the matters covered in this Flash Report, items that may have a material impact on the decisions of investors include those listed and described below. In addition, information related to future events as related in the text are based on judgments made by the YAMAHA Group at the end of the fiscal year under review.

(1) Business Structure

The business segments of the YAMAHA Group are musical instruments, AV/IT, lifestyle-related products, electronic equipment and metal products, recreation, and others.

At present, the electronic equipment and metal products segment accounts for more than half of operating income. However, income from LSI sound chips for mobile phones, which is a main product of this segment, may be subject to significant fluctuations. Looking ahead, as competition in this field increases and these devices are adopted increasingly as software sound sources for mobile phones and as structural changes begin to occur in the market, there is a possibility that demand for LSI sound chips may shrink substantially, implying that the electronic equipment and metal products segment may not be able to sustain high and stable earnings into the future.

Under its medium-term management plan, "YSD50," the Company is working to create an improved earnings structure, centered around musical instruments, which will generate high profits on a stable and sustainable basis, even if the performance of the electronic equipment and metal products segment declines. However, if the profitability of the musical instruments segment does not improve as planned, this may have an adverse impact on the Company's performance and financial position.

The lifestyle-related and recreation business segments are reporting operating losses. Therefore, the Company is implementing structural reforms from the point of view of allocating its resources with selectivity and concentration. If these business segments do not become profitable as planned, this may have an adverse effect on the Company's performance and financial position.

(2) Price Competition

The YAMAHA Group confronts severe competition in each of its business segments. For example, in the musical instruments segment, the Company is a comprehensive manufacturer of musical instruments and sells high-quality, high-performance instruments covering a broad price spectrum. However, the Company confronts competition in each musical instrument field and, in the high-priced product segments competes with well-known brands. In addition, in recent years, competition with manufacturers in China that offer products in the lower price segments, has become more intense.

In the AV/IT segment, the Company focuses on home theaters within its AV business operations and has secured a large share in this area. However, in recent years, this segment has experience growing competition due to an increase in competitors' low-priced units as Chinese products enter the market. Depending on future realignments within the industry, changes in distribution, and the development of new technologies, price competition may become more intense. This would have an impact on the Company's current strong position in this area.

The aforementioned types of price competition may have an adverse impact on the Company's performance and financial position.

(3) Development of New Technologies

The YAMAHA Group focuses its management resources on "sound and music" and has built a strong position as the world's leader in the production of musical instruments. The Group has developed the activities of its AV/IT segment, focusing on home theater AV equipment and its electronic equipment business, concentrating on sound sources backed by core operations in the semiconductor business.

Differentiating the Group's technologies in the field of "sound and music" is indispensable for the Group's further development and growth. If the Group does not continue to develop technologies on a continuing basis, the value added of its products in the musical instruments segment will decline and it may have to deal with price competition. The Group will then face the added problem of being unable to stimulate new demand for its products and may find it difficult to continue its AV/IT and electronic equipment businesses. Even if the Group is successful in developing new technologies, there will be no guarantee that it will be able to commercialize products that the market will support.

In the event this happens, future growth and profitability will suffer, and this may have an adverse impact on the Group's performance and financial position.

(4) Reliance on Suppliers of Materials and Parts

The Group's production and sale of its products—including such lifestyle-related products as system kitchens, semiconductors, metal materials, automobile interior wood components and fittings, and such materials and parts as magnesium parts—are dependent on suppliers of related materials. When the bonds of trust between suppliers and Group companies are impaired, this will have a negative impact on future orders. Moreover, there is also a possibility that Group companies may have to request compensation from suppliers.

In such cases, these events may have an adverse effect on the Group's performance and financial position.

(5) Expansion of Business Operations into International Markets

The YAMAHA Group has established production and marketing centers in various parts of the world and has developed its operations globally. Of the Group's 86 consolidated subsidiaries, 45 are foreign corporations, and, of this total, 15 companies are manufacturers located overseas. The Group's principal plants are concentrated in China, Indonesia, and Malaysia. 41.4% of the Group's net sales are overseas. As a result, the Group may face certain risks, as listed below, arising from its operations in overseas markets. If such risks should arise, such as the difficulties of having production facilities concentrated in certain regions, there is a possibility the Group may not be able continue to provide stable supplies of its products. Such risks include:

① Political and economic turmoil, terrorism, and war
② The introduction of disadvantageous policies or impositions or changes in regulations
③ Unexpected changes in laws and regulations
④ Difficulty in recruiting personnel
⑤ Difficulty in procuring parts and issues related to the level of technology

These risk factors may have an adverse impact on the Group's performance and financial position.

(6) Recruitment and Training of Personnel

The average age of the Company's personnel is relatively high and, as there are many employees in the upper age categories, the number of employees reaching retirement age in the year ahead will be substantial. Therefore, some important issues for the Company will be transferring skills for the production of musical instruments and other products to the next generation, recruiting and training the next group of employees, and dealing with changes in the Company's employment structure.

If the Company cannot deal with these changes successfully, this will have a restraining impact on business operations and future growth and may adversely affect the Group's performance and financial position.

(7) Protection and Use of Intellectual Property

The Group has rights to intellectual property, including patents and other rights related to its proprietary technology as well as operating know-how. Some of this intellectual property cannot be fully protected, or only protected marginally, because of the limitations of legal systems in certain regions. Therefore, there may be instances where the Group cannot effectively prevent third parties from misusing its intellectual property. As a result, some products of other companies may appear in the market that are similar to or copies of those of Group companies, thus leading to the impairment of the Group's sales. In addition, there may be cases where third parties point out that the Group's products infringe on their own intellectual property rights. As a result, there is a possibility that sales of Group products may be delayed or suspended.

There are also instances where the Group licenses in the intellectual property of third parties to produce key components for its products. Any increases in royalties paid for such intellectual property will result in higher production costs and may have an effect on price-competitiveness. Moreover, when the Group is unable to receive licenses for certain intellectual property it may have to suspend production of the related products.

(8) Defects in Products and Services

The YAMAHA Group supervises the quality of its products in accordance with its rules for quality assurance. However, there is no guarantee that all products will be free of defects. The Group takes out insurance against product liability claims, but there is no guarantee that this insurance will be sufficient to cover payment of damages. If issues related to product liability arise, then is likely that insurance rates will increase. In addition, costs related to the recovery of products, exchange and repair, and making changes in design will increase; the reputation of the Group in society will be damaged, which may result in a loss of sales; and the performance and financial position of the Group may deteriorate.

Also, although the Group pays careful attention to safety and sanitation at the retail stores, music instruction centers, recreation establishments, and other facilities that it operates, the occurence of an accident that requires a temporary closure of the stores or facilities may result in damage to the Group's reputation, which, in turn, may lead to a decline in sales. Such events could lead to a deterioration in the Group's performance and financial position.

(9) Legal Regulations

All the Group's business operations around the world are subject to the laws and regulations of the countries where they are located. Examples of such regulations include laws that cover foreign investment, public safety as it may be affected by export and import activity, commercial activity, anti-trust issues, consumer protection, taxation, and environmental preservation. In addition, the Group must handle personal information on its customers safely and confidentially. The YAMAHA Group takes special care to ensure that its activities are in compliance with legal regulations, but in the event that it unexpectedly fails to comply with certain laws, there is a possibility that the Group's activities may be restricted and costs may increase as a result. Therefore, the enforcement of such regulations may lead to a deterioration in the performance and financial position of the Group.

(10) Environmental Regulations

There is trend toward making environmental regulations governing business activities more stringent, but corporations are being requested to fulfill their corporate social responsibilities through the implementation of voluntary environmental programs. The YAMAHA Group works to implement policies that exceed the requirements of environmental regulations as regards products, packaging materials, energy conservation, and the processing of industrial waste. However, there is no guarantee that the Group can completely prevent accidents in which restricted substances are released into the environment at levels exceeding established regulations. Moreover, in cases where soil pollution has occurred on the land formerly occupied by industrial plants, it may be necessary to spend substantial amounts of money for soil remediation when it is sold in the future, or it may be impossible to sell the land. There is also a possibility that the soil on land that has already been sold to third parties may release substances that are restricted, thus resulting in pollution of the air or underground water and requiring expenditures for cleaning and remediation.

If such issues arise, this may result in a deterioration of the Group's performance and financial position.

(11) Fluctuations in Foreign Currency Exchange Rates

The YAMAHA Group conducts production and sales activities in many parts of the world, and Group company transactions that are denominated in foreign currencies may be affected by fluctuations in currency rates. The Group makes use of forward currency hedge transactions to minimize the impact of foreign exchange rate fluctuations in the short term. However, instances may arise where the Group cannot implement its business plans as a result of fluctuations in foreign exchange rates. There is a possibility that such events may lead to deterioration in the Group's performance and financial position.

(12) Effects of Earthquakes and Other Natural Disasters

In the event of earthquakes and other natural disasters, the production plants of the YAMAHA Group may be damaged. Many of the Group's plants have been relocated overseas, but the domestic plants of the Group's major subsidiaries are located in Shizuoka Prefecture. If the Tokai Earthquake, which has been forecast for some years, occurs, the Group will suffer damage to its facilities, be forced to suspend or delay production activities, and have to spend substantial sums of money to restore its plants to operating condition.

(13) Matters Related to Changes in Financial Position

a. Valuation of Investment Securities

The companies of the YAMAHA Group hold stock and other securities issued by their corporate customers and other companies that have quoted market values. (At the end of the fiscal year under review, the original purchase cost of these holdings was ¥9.2 billion and their carrying value on the Group's balance sheets was ¥20.7 billion.) Since other securities with quoted market values are revalued at each balance sheet date based on the mark-to-market valuation method, there is a possibility that the value of such securities may fluctuate from period to period. Moreover, when the market value of these securities falls substantially below the purchase price, the Group must recognize the unrealized losses in its accounts. Therefore, deterioration in the value of such securities may have an adverse impact on the performance and financial position of the Group.

b. Unrecognized Losses on Land Valuation

The difference between the market value of the Group's land, revalued in accordance with relevant legal regulations and the carrying value of such land on the Group's balance sheets was a negative ¥15.0 million, implying the Group had an unrealized loss on its landholdings in that amount. In the event of the sale, or other disposal, of such land, this unrealized loss will be recognized and this may have an adverse impact on the Group's performance and financial position.

c. Application of Impairment Accounting to Fixed Assets

The tangible fixed assets held by the YAMAHA Group may be subject to impairment accounting. In that case, this may have an adverse impact on the Group's performance and financial position

d. Retirement and Severance Liabilities and Related Expenses

The YAMAHA Group computes its liabilities and expenses for retirement and severance based on its retirement and severance systems, a discount rate, and an expected rate of return on pension plan assets. In certain cases the retirement and severance systems may be changed and the estimate of such liabilities may change every accounting period. As a result, in instances where such liabilities increase, this may have an adverse impact on the Group's performance and financial position.

e. Gain (Loss) on Investment in Companies Accounted for under the Equity Method

For the fiscal year under review, the Group's ordinary profit amounted to ¥41.3 billion, and ¥9.1 billion of this was from equity in earnings of unconsolidated subsidiaries and affiliates. The Group has two such companies accounted for under the equity method, YAMAHA Motor Co., Ltd., and Korg Inc. In the event the performance of either of these two companies deteriorates, this may have a negative effect on the Group's performance and financial position.

6. ANALYSIS OF FINANCIAL POSITION AND MANAGEMENT PERFORMANCE

When information on this topic is available for release, the Group will disclose it in its "Additional Information on the Closing of Accounts."

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2005 (as of Mar. 31, 2005)	FY2004 (as of Mar. 31, 2004)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 51,205**	¥ 32,053	¥19,152
Notes and accounts receivable	**73,688**	81,114	(7,426)
Marketable securities	**457**	1,150	(693)
Inventories	**78,434**	72,146	6,288
Deferred income taxes	**16,495**	12,291	4,204
Other current assets	**7,412**	5,337	2,075
Allowance for doubtful accounts	**(2,114)**	(2,389)	275
Total current assets	**225,581**	201,704	23,877
Fixed assets:			
Tangible assets:			
Buildings and structures	**45,370**	66,524	(21,154)
Machinery and equipment	**21,501**	20,591	910
Tools, furniture and fixtures	**14,105**	13,211	894
Land	**64,050**	75,362	(11,312)
Construction in progress	**1,399**	2,978	(1,579)
Total tangible assets	**146,428**	178,667	(32,239)
Intangible assets:			
Excess of cost over net assets of subsidiaries	**148**	234	(86)
Other intangible assets	**877**	710	167
Total intangible assets	**1,026**	944	82
Investments and other assets:			
Investment securities	**101,015**	101,017	(2)
Long-term loans	**924**	1,276	(352)
Guarantee deposits for leased real estate	**5,309**	5,146	163
Deferred income taxes	**17,425**	17,379	46
Other assets	**9,031**	3,678	5,353
Allowance for doubtful accounts	**(1,165)**	(1,083)	(82)
Total investments and other assets	**132,541**	127,415	5,126
Total fixed assets	**279,996**	307,026	(27,030)
Total assets	**¥505,577**	¥508,731	(3,154)

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2005 (as of Mar. 31, 2005)	FY2004 (as of Mar. 31, 2004)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥ 37,686**	¥ 39,947	¥(2,261)
Short-term loans	**17,825**	16,711	1,114
Current portion of long-term debt	**22,259**	7,388	14,871
Accrued expenses and accrued payables	**45,167**	45,888	(721)
Income taxes payable	**12,603**	2,492	10,111
Specific advances received	**2,775**	3,333	(558)
Deferred tax liabilities	**4**	94	(90)
Reserve for after-care expenses	**113**	116	(3)
Warranty reserve	**3,191**	2,869	322
Reserve for loss on goods unsold	**105**	79	26
Deferred unrealized profit	**75**	296	(221)
Other	**4,012**	4,377	(365)
Total current liabilities	**145,820**	123,596	22,224
Long-term liabilities:			
Long-term debt	**6,514**	24,772	(18,258)
Deferred income taxes	**200**	198	2
Deferred income taxes on land revaluation	**14,346**	13,569	777
Accrued employees' retirement benefits	**28,269**	50,012	(21,743)
Directors' retirement benefits	**950**	939	11
Long-term deposits received	**28,917**	30,799	(1,882)
Other fixed liabilities	**1,522**	1,600	(78)
Total long-term liabilities	**80,722**	121,891	(41,169)
Total liabilities	**226,542**	245,488	(18,946)
MINORITY INTERESTS	**3,834**	3,511	323
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,534	—
Capital surplus	**40,054**	40,054	—
Earned surplus	**212,340**	203,485	8,855
Reserve for land revaluation	**22,453**	15,866	6,587
Net unrealized holding gains on other securities	**7,364**	10,979	(3,615)
Translation adjustments	**(35,267)**	(38,937)	3,670
Treasury stock, at cost	**(279)**	(252)	(27)
Total shareholders' equity	**275,200**	259,731	15,469
Total liabilities, minority interests and shareholders' equity	**¥505,577**	¥508,731	(3,154)

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Income

	FY2005 (Apr. 1, 2004–Mar. 31, 2005)		FY2004 (Apr. 1, 2003–Mar. 31, 2004)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales	**¥534,079**	**100.0**	¥539,506	100.0	¥(5,427)
Cost of sales	**335,705**	**62.9**	338,057	62.7	(2,352)
Gross profit	**198,374**	**37.1**	201,449	37.3	(3,075)
Unrealized profit	**221**		244		(23)
Total gross profit	**198,595**	**37.2**	201,693	37.4	(3,098)
Selling, general and administrative expenses	**162,899**	**30.5**	156,637	29.0	6,262
Operating income	**35,695**	**6.7**	45,056	8.4	(9,361)
Non-operating income:					
Interest received	**327**		281		46
Dividends received	**381**		257		124
Equity in earnings of unconsolidated subsidiaries and affiliates	**9,110**		10,447		(1,337)
Other	**2,335**		1,853		482
Total non-operating income	**12,155**	**2.2**	12,841	2.4	(686)
Non-operating expenses:					
Interest paid	**1,020**		1,535		(515)
Cash discounts	**4,327**		4,378		(51)
Other	**1,199**		948		251
Total non-operating expenses	**6,548**	**1.2**	6,861	1.3	(313)
Recurring profit	**41,302**	**7.7**	51,036	9.5	(9,734)
Extraordinary income:					
Gain on sale of fixed assets	**390**		123		267
Reversal of reserve for after-care expenses	**12**		11		1
Reversal of warranty reserve	**521**		331		190
Gain on sale of investment securities	**6,534**		5		6,529
Gain on sale of stock in subsidiaries	**—**		14		(14)
Gain on liquidation of subsidiary	**4**		126		(122)
Gain on return of substitutional portion of employee welfare pension fund	**19,927**		—		19,927
Total other profit	**27,391**	**5.1**	613	0.1	26,778
Extraordinary loss:					
Loss on disposal of fixed assets	**1,520**		2,420		(900)
Impairment losses	**32,703**		—		32,703
Loss on sale of investment securities	**4**		—		4
Loss on revaluation of investment securities	**70**		110		(40)
Loss on revaluation of stocks in subsidiaries	**70**		393		(323)
Structural reform expenses	**52**		6		46
Special retirement payment	**755**		—		755
Fines and penalties	**—**		339		(339)
Social insurance fees for previous years payable upon transition to comprehensive remuneration system	**—**		922		(922)
Total other loss	**35,178**	**6.5**	4,193	0.8	30,985
Income before income taxes and minority interests	**33,516**	**6.3**	47,456	8.8	(13,940)
Current income taxes	**14,497**	**2.7**	4,769	0.9	9,728
Deferred income taxes (benefit)	**(1,088)**	**(0.2)**	(1,387)	(0.3)	299
Minority interest	**409**	**0.1**	532	0.1	(123)
Net income	**¥ 19,697**	**3.7**	¥ 43,541	8.1	(23,844)

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Retained Earnings

	Millions of yen			
	FY2005 (Apr. 1, 2004–Mar. 31, 2005)		FY2004 (Apr. 1, 2003–Mar. 31, 2004)	
Capital surplus				
Balance at beginning of period	**¥ —**	**¥ 40,054**	¥ —	¥ 40,052
Increase in capital surplus:				
Conversion of convertible bonds	**—**		1	1
Balance at end of period		**40,054**		40,054
Earned surplus				
Balance at beginning of period		**203,485**		162,344
Additional earned surplus:				
Net income	**19,697**		43,541	
Effect of change in scope of consolidation	**—**		545	
Reversal of reserve for land revaluation resulting from change of interests in subsidiaries	**188**		569	
Increase from accounting period changes of consolidated subsidiaries	**—**	**19,886**	64	44,721
Deduction from earned surplus:				
Cash dividends paid	**3,611**		2,063	
Bonuses to directors and statutory auditors	**121**		82	
Effect of change in scope of consolidation	**36**		116	
Effect of change in interests in subsidiaries	**371**		95	
Reversal of reserve for land evaluation	**6,890**	**11,031**	1,220	3,579
Balance at end of period		**¥212,340**		¥203,485

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Cash Flows

	Millions of yen	
	FY2005 (Apr. 1, 2004–Mar. 31, 2005)	FY2004 (Apr. 1, 2003–Mar. 31, 2004)
Cash flows from operating activities:		
Income before income taxes and minority interests	**¥33,516**	¥47,456
Depreciation and amortization	**18,958**	17,522
Impairment losses	**32,703**	—
Amortization of consolidated goodwill	**80**	173
Decrease in allowance for doubtful accounts	**(233)**	(407)
Loss on revaluation of investment securities	**70**	110
Loss on revaluation of stocks in subsidiaries	**70**	393
Decrease in employees' retirement benefits, net of payments	**(21,786)**	(3,983)
Interest and dividend income	**(708)**	(539)
Interest paid	**1,020**	1,535
(Gain) loss on foreign exchange	**(180)**	217
Equity in earnings of unconsolidated subsidiaries and affiliates	**(9,110)**	(10,447)
Gain on sale of investment securities	**(6,534)**	(5)
Loss on sale of investment securities	**4**	—
Gain on sale of stock in subsidiaries	**—**	(14)
Gain on liquidation of subsidiary	**(4)**	(126)
Gain on sale of fixed assets	**(390)**	(123)
Loss on disposal of fixed assets	**1,520**	2,420
Fines and penalties	**—**	339
Increase in accounts and notes receivable—trade	**8,636**	(698)
Decrease in inventories	**(4,654)**	6,346
Increase in accounts and notes payable	**(2,798)**	1,283
Other, net	**(6,144)**	2,798
Subtotal	**44,033**	64,248
Interest and dividends receivable	**2,081**	1,301
Interest paid	**(1,024)**	(1,582)
Fines and penalties paid	**—**	(339)
Income taxes paid and refunded	**(5,501)**	(5,278)
Net cash provided by operating activities	**39,588**	58,349
Cash flows from investing activities:		
Net increase in time deposits	**9**	697
Purchases of fixed assets	**(21,450)**	(18,721)
Proceeds from sale of fixed assets	**2,527**	552
Purchases of investment securities	**(113)**	(266)
Proceeds from sale of investment securities	**9,416**	371
Payments for capital investments	**(2,835)**	(2,156)
Payment for loans receivable	**(793)**	(77)
Collection of loans receivable	**379**	825
Other, net	**(35)**	0
Net cash used in investing activities	**(12,896)**	(18,775)
Cash flows from financing activities:		
Increase in short-term loans	**902**	(11,179)
Proceeds from long-term debt	**5,373**	2,651
Repayments of long-term debt	**(8,851)**	(8,778)
Redemption of convertible bonds	**—**	(24,314)
Proceeds from resort member deposits	**7**	—
Repayments of resort member deposits	**(1,889)**	(6,049)
Purchases of treasury stock	**(28)**	(23)
Cash dividends paid	**(3,611)**	(2,063)
Cash dividends paid to minority shareholders	**(211)**	(384)
Net cash used in financing activities	**(8,306)**	(50,141)
Effect of exchange rate changes on cash and cash equivalents	**1,099**	(1,599)
Net (decrease) increase in cash and cash equivalents	**19,485**	(12,167)
Cash and cash equivalents at beginning of period	**31,245**	42,976
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	**—**	1,150
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	**(337)**	(127)
Decrease in cash and cash equivalents accompanying changes to the accounting periods of consolidated subsidiaries	**—**	(587)
Cash and cash equivalents at end of period	**¥50,393**	¥31,245

Note: Figures of less than ¥1 million have been omitted.

(5) Basic Items for the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 86 corporations

During fiscal 2005, one overseas subsidiary was brought into the consolidated group. In addition, a total of four subsidiaries (three Japanese subsidiaries and one overseas subsidiary) were removed from the consolidated group.

The names of major consolidated subsidiaries are listed in "1. THE YAMAHA GROUP" on page 3.

The effect of the assets, net sales, net income/loss and retained earnings of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries on the consolidated financial results was immaterial.

2. Application of Equity Method

Non-consolidated subsidiaries accounted for by the equity method: 2 subsidiaries

The principal non-consolidated subsidiary is Yamaha Motor Co., Ltd.

Principal non-consolidated subsidiaries and affiliates to which the equity method has not been applied:

Yamaha Life Service Co., Ltd.

Yamaha-Olin Metal Corporation

Reasons why the equity method has not been applied:

The effect of these companies' net income/loss and retained earnings on the consolidated financial results was immaterial.

Information deemed necessary to disclose regarding application of the equity method:

The Group makes use of the financial statements of companies accounted for under the equity method, which may have closing dates that differ from other Group companies. Major transactions that occur between the closing of accounts of equity method companies and the date of the consolidated closing of accounts are adjusted as necessary in preparing the consolidated financial statements.

Please note that Yamaha Motor changed its date for the closing of accounts, and the results included in the consolidated accounts of the YAMAHA Group for the fiscal year under review were for the nine-month period from April 1, 2004 to December 31, 2004.

3. Fiscal Year of Consolidated Subsidiaries

Settlement days for consolidated subsidiaries, with the exception of the following six companies, are all the same as that for the Company.

Yamaha de México, S.A. de C.V.

Tianjin Yamaha Electronic Musical Instruments, Inc.

Guangzhou Yamaha-Pearl River Piano Inc.

Xiaoshan Yamaha Musical Instruments Co., Ltd.

Yamaha Music & Electronics (China) Co., Ltd.

Yamaha Electronics (Suzhou) Co., Ltd.

The fiscal periods of all of the above listed six companies ended December 31 and the determination of these accounts was based on rational procedures in accordance with procedures for regular accounts.

4. Accounting Standards

a) Basis and Method of Evaluation of Significant Assets

• Marketable Securities

Securities to be held until maturity: At amortized cost (straight-line method)

• Other Marketable Securities

With market value: At fair value as of the balance-sheet date (changes in fair value are recorded in a separate component of shareholders' equity in an amount of net of tax, and the periodic average method is used to calculate the original cost)

Without market value: At cost, determined by the periodic average method

• Derivatives

All at fair value

• Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

b) Method of Depreciation

• Tangible Fixed Assets

Mainly calculated by the declining-balance method except that certain consolidated subsidiaries employ the straight-line method at rates based on the estimated useful lives of the respective assets.

Useful lives of tangible fixed assets are as follows:

Buildings: 31-50 years (attachment facilities are mainly 15 years)

Structures: 10-30 years

Machinery and equipment: 4-11 years

Tools, furniture and fixtures: 5-6 years (metallic molds are mainly two years)

• Change in Accounting Policies

Previously, the Company applied the straight-line method for computing depreciation of fixed assets in its recreation business. However, in view of the recent deterioration of the environment for the recreation business and the increasing diversity of tastes and interests of consumers regarding their leisure pursuits, the Yamaha Group's recreation facilities are becoming economically obsolescent. Accordingly, the Company has begun to apply the declining balance method in computing depreciation for these assets.

As a result of this change, depreciation costs increased by ¥1,274 million. Recurring profit and income before income taxes and minority interests for the period were ¥1,274 million lower than they would have been otherwise.

The effect of this change on segment information is described in each relevant section.

c) Accounting for Reserves and Benefits

• Allowance for Doubtful Accounts

To evaluate accounts receivable in operating activities, for accounts in good standing, the Company computes the provision to the reserve for doubtful accounts using historical default rates. For doubtful accounts, the Company considers the likelihood of collection of accounts on an individual basis and makes provisions for the amounts deemed not to be collectable.

• Provision for Product Warranties

To provide for the expense of repairing products after their sale, the amount of provision for product warranties is determined using ratios of expense to net sales and unit sales based on past experience or using expense estimates for individual product categories.

• Accrued Employees' Retirement Benefits

Employees' retirement benefits are provided for on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

<Supplementary Information>

Accompanying the implementation of the Defined Benefit Corporate Pension Law, the Company and certain of its consolidated subsidiaries received permission from the Minister of Health, Labour and Welfare on December 1, 2004, to return the substitutional portions of their Employee Pension funds to the government. These portions (based on the minimum reserve obligation) were returned to the government on March 29, 2005.

As a result, the Group reported an extraordinary gain of ¥19,927 million for the fiscal year under review.

• Directors' Retirement Benefits

The Company makes provisions for directors' retirement benefits equivalent to the amount that would be required as of the balance sheet date based on the Company's internal rules.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedged Items and Hedging Instruments

Hedged items:	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated call
Hedging instruments:	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of subsidiaries are valued using the full fair value method.

6. Excess of Costs over Net Assets of Acquired Subsidiaries

The excess of costs over the net assets of acquired subsidiaries is amortized over a period of five years on a straight-line basis.

7. Appropriation of Retained Earnings

The accompanying consolidated statements of retained earnings were prepared based on figures determined during the fiscal year.

8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

Currency on hand, bank deposits and all highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Changes in Accounting Policies

Accounting Standards for Impairment of Fixed Assets

Beginning with the term under review, YAMAHA has applied the Accounting Standards for Impairment of Fixed Assets (contained in the Opinion Regarding the Establishment of Accounting Standards for Impairment of Fixed Assets (issued by the Accounting Standards Deliberation Council on August 9, 2002)) and the Guidelines for Application of Accounting Standards for Impairment of Fixed Assets (Guideline No. 6 for the Application of Corporate Accounting Standards, issued October 31, 2003). Accompanying this accounting change, the Company reported an impairment loss of ¥32,703 million. Prior to the change, depreciation and amortization would have been ¥1,238 million less than after the change. As a result of the change, recurring income was ¥1,238 million higher, and income before income taxes and minority interests was ¥31,464 million lower than it would have been in the absence of the change.

Please note that the accumulated loss due to impairment of fixed assets has been deducted directly from the amount of the relevant assets based on the revised rules for presentation of interim financial statements.

Please note that the impact on segment information is shown in the relevant sections of the notes to financial statements.

(7) Changes in Presentation Methods

Consolidated Statements of Income

1) Through the end of the previous fiscal year, the Company reported the names of expense items deemed appropriate under selling, general and administrative expenses in its consolidated statements of income. Beginning with the fiscal year under review, the Company has reported selling, general and administrative expenses as a single item on the statements of income and provided detail on individual items in the notes to the financial statements.

2) Through the end of the previous fiscal year, the Company reported reversals of various reserves as a single item in the consolidated financial statements, but beginning with the fiscal year under review, the Company has reported the individual items deemed appropriate in the financial statements.

(8) Other Notes

Notes to the Consolidated Balance Sheets

1. Accumulated Depreciation

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Accumulated depreciation	**¥234,910**	¥227,779

2. Mortgaged Assets

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Of marketable securities	**¥ 250**	¥1,100
Of tangible fixed assets	**378**	2,577
Of investment securities	**1,514**	929
Total	**¥2,143**	¥4,607

3. Investments in Non-Consolidated Subsidiaries and Affiliates

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Investment securities	**¥70,740**	¥62,522
Other assets of investments and other assets	**4,831**	2,092

4. Contingent Liabilities

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Contingent liabilities	**¥478**	¥314

5. Discount on Export Bills Receivable

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Discount on export bills receivable	**¥1,400**	¥1,138

6. Revaluation of Land

The Company, two consolidated subsidiaries and an equity-method company have carried out the revaluation of landholdings in accordance with the Law Regarding the Partial Revision to the Land Revaluation Law (Law No. 34, published on March 31, 1998).

a) Date of Revaluation

A consolidated subsidiary and an equity method-applied company: March 31, 2000

The Company and a consolidated subsidiary: March 31, 2002

b) Revaluation Method

The Company and two consolidated subsidiaries determined the value of their land based on the values registered in the land tax list or the supplementary land tax list specified in No. 10 or No. 11 of Article 341 of the Local Tax Law governed by Item 3 of Article 2 of the Enforcement Order for the Land Revaluation Law (Cabinet Order No. 119, published on March 31, 1998). An equity-method company determined the value of its land based on a reasonable adjustment to the value determined by the method which the Commissioner of National Tax Administration established and published in order to determine the land value which is the underlying basis for the assessment of land value tax specified in Article 16 of the Local Tax Law governed by Item 4 of Article 2 of the Enforcement Order for the Land Revaluation Law.

c) Difference between Current Market Value at Year-End and Book Value after Revaluation

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Difference in land revaluation	**¥(15,042)**	¥(13,834)

7. Deferred Hedge Gains

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Deferred hedge gains	**¥ 24**	¥811
Deferred hedge losses	**496**	5
Deferred hedge (losses) gains, net	**¥(472)**	¥805

Notes to the Statements of Income

1. Principal Items of Selling, General and Administrative Expenses

(Millions of yen)

	FY2005 ended March 31, 2005	FY2004 ended March 31, 2005
Sales commissions	**¥ 2,491**	¥2,470
Transport expenses	**14,485**	13,266
Advertising expenses and sales promotion expenses	**25,802**	22,424
Allowance for doubtful receivables	**82**	229
Reverse for after-care expenses	**39**	28
Warranty reserve	**1,915**	1,485
Accrued employees' retirement benefits	**6,279**	7,837
Directors' retirement benefits	**126**	145
Salaries and benefits	**63,767**	63,352
Rent	**3,635**	3,430
Depreciation and amortization	**5,180**	4,762
Others	**39,093**	37,201

2. R&D Expenses

(Millions of yen)

	FY2005 ended March 31, 2005	FY2004 ended March 31, 2005
Included in general administrative expenses and current manufacturing expenses	**¥22,953**	¥22,503

3. Gains on Sale of Fixed Assets

During the period, gains were principally related to land sales.

4. Loss on Disposal of Fixed Assets

During the period, losses were principally related to the disposal of land assets.

5. *Impairment Losses*

Outline of Impairment Losses Recognized by Asset Group (FY2005 ended March 31, 2005) (Millions of yen)

Usage of assets	Location	Impairment losses	
		Type	Amount
Recreation business	Recreation facilities in four locations: "Kiroro," "Tsumagoi," "Toba Hotel International," and "Nemunosato"	Buildings and structures	¥22,321
		Land	9,666
		Total	¥31,988
Idle real estate	Buildings and structures Hamamatsu City, Shizuoka, and other locations	Buildings and structures	¥ 71
		Machinery and transportation equipment	85
		Tools, equipment, and fixtures	26
		Land	532
		Total	¥ 715
Total		Buildings and structures	¥22,392
		Machinery and transportation equipment	85
		Tools, equipment, and fixtures	26
		Land	10,199
		Total	¥32,703

a) Method of Grouping Assets

The Yamaha Group generally groups its assets based on the business classification of the smallest cash flow generating units.

b) Explanation of Recognition of Impairment Losses

Impairment losses were recognized on those facilities within the recreation business segments that have reported continuing losses in their activities. Impairment losses were recognized on idle real estate that has shown continuing declines in appraisal value and has been scheduled for disposal.

c) Computation of Recoverable Amounts

The amounts recoverable from assets in the recreation business were estimated by applying usage prices computed by discounting future cash flows at a rate of 9.4%. The amounts recoverable from idle real estate were estimated as the net disposal price, using price indicators based on evaluations of fixed assets for tax purposes.

Notes to the Statements of Cash Flows

(Millions of yen)

	FY2005 ended March 31, 2005	FY2004 ended March 31, 2004
Cash and bank deposits	**¥51,205**	¥32,053
Time deposits with maturity of more than three months	**(812)**	(808)
Cash and cash equivalents at end of period	**¥50,393**	¥31,245

Segment Information

1. Business Segments (FY2005 ended March 31, 2005)

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥302,617	¥77,720	¥42,844	¥69,048	¥18,290	¥ 23,557	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	—	—	—	2,143	-	—	2,143	(2,143)	—
Total sales	302,617	77,720	42,844	71,192	18,290	23,557	536,222	(2,143)	534,079
Operating expenses	288,434	74,069	42,869	51,221	20,543	23,388	500,527	(2,143)	498,383
Operating income (loss)	¥ 14,183	¥ 3,651	¥ (24)	¥19,970	¥(2,253)	¥ 168	¥ 35,695	¥ —	¥ 35,695
Assets	¥279,126	¥41,855	¥16,382	¥46,380	¥17,582	¥104,250	¥505,577	¥ —	¥505,577
Depreciation and amortization	7,819	1,492	1,518	4,183	2,621	1,322	18,958	—	18,958
Impairment loss	379	46	155	60	31,988	72	32,703	—	32,703
Capital expenditures	¥ 11,311	¥ 1,111	¥ 1,195	¥ 4,955	¥ 2,323	¥ 1,804	¥ 22,702	¥ —	¥ 22,702

Notes: 1. Business sectors: Divided into the categories of musical instruments, AV/IT, lifestyle-related products, electronic equipment and metal products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

2. Major products and services of each business segment are shown in "1. THE YAMAHA GROUP" on page 3.

3. Changes in Accounting Policy:

Accompanying the adoption of asset impairment accounting principles beginning with the period under review, expenses (included in depreciation and amortization) in the Company's recreation business declined ¥1,238 million. Also, as a result of changing the method of computing depreciation of tangible fixed assets, from the straight-line method to the declining balance method, depreciation increased ¥1,274 million. As a result of these changes in accounting policy, operating income declined ¥35 million.

(FY2004 ended March 31, 2004)

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥293,430	¥78,257	¥44,765	¥76,892	¥20,100	¥26,061	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	—	—	—	2,131	—	—	2,131	(2,131)	—
Total sales	293,430	78,257	44,765	79,023	20,100	26,061	541,638	(2,131)	539,506
Operating expenses	282,950	73,839	43,303	49,005	21,211	26,272	496,581	(2,131)	494,450
Operating income (loss)	¥ 10,480	¥ 4,418	¥ 1,462	¥30,018	¥(1,110)	¥ (211)	¥ 45,056	¥ —	¥ 45,056
Assets	¥247,863	¥42,075	¥19,011	¥51,978	¥53,843	¥93,958	¥508,731	¥ —	¥508,731
Depreciation and amortization	7,447	1,694	969	3,388	2,853	1,167	17,522	—	17,522
Capital expenditures	¥ 10,099	¥ 1,827	¥ 1,678	¥ 4,358	¥ 774	¥ 2,420	¥ 21,160	¥ —	¥ 21,160

2. Geographical Segments (FY2005 ended March 31, 2005)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥327,895	¥85,465	¥83,289	¥37,429	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	139,933	1,428	526	59,410	201,299	(201,299)	—
Total sales	467,828	86,894	83,815	96,840	735,379	(201,299)	534,079
Operating expenses	442,131	82,692	79,913	93,061	697,799	(199,415)	498,383
Operating income (loss)	¥ 25,697	¥ 4,202	¥ 3,901	¥ 3,779	¥ 37,580	¥ (1,884)	¥ 35,695
Assets	¥401,298	¥36,354	¥35,395	¥50,752	¥523,800	¥(18,222)	¥505,577

Notes: 1. Division by country or region is based on geographical proximity.

2. Main country and regional divisions other than Japan:

North America:	U.S.A., Canada
Europe:	Germany, U.K.
Asia, Oceania and other areas:	Singapore, Australia

(FY2004 ended March 31, 2004)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥336,008	¥85,483	¥81,685	¥36,329	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	137,091	1,439	514	58,995	198,041	(198,041)	—
Total sales	473,100	86,922	82,199	95,325	737,548	(198,041)	539,506
Operating expenses	441,685	82,240	77,645	92,103	693,674	(199,224)	494,450
Operating income (loss)	¥ 31,415	¥ 4,682	¥ 4,554	¥3,221	¥ 43,873	¥ 1,183	¥ 45,056
Assets	¥413,059	¥31,380	¥33,089	¥47,949	¥525,479	¥(16,747)	¥508,731

3. Overseas Sales (FY2005 ended March 31, 2005)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥86,717**	**¥84,483**	**¥49,971**	**¥221,173**
Net sales				**534,079**
% of net sales	**16.2%**	**15.8%**	**9.4%**	**41.4%**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2004 ended March 31, 2004)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥86,671	¥83,473	¥48,552	¥218,697
Net sales				539,506
% of net sales	16.1%	15.5%	9.0%	40.5%

Lease Transactions

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End

(Millions of yen)

	As of March 31, 2005			As of March 31, 2004		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	**¥2,430**	**¥610**	**¥3,041**	¥2,593	¥606	¥3,200
Accumulated depreciation	**1,243**	**289**	**1,532**	1,413	219	1,633
Balance at end of year	**¥1,187**	**¥321**	**¥1,508**	¥1,179	¥387	¥1,567

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Due within one year	**¥ 653**	¥ 702
Due over one year	**855**	864
Total	**¥1,508**	¥1,567

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation

(Millions of yen)

	Year ended March 31, 2005	Year ended March 31, 2004
Lease payments	**¥795**	¥853
Depreciation	**795**	853

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

Future Minimum Lease Payments

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Due within one year	**¥ 422**	¥ 424
Due over one year	**1,060**	896
Total	**¥1,483**	¥1,321

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	**¥6,242**	¥5,752
Accumulated depreciation	**4,231**	4,135
Balance at end of year	**¥2,011**	¥1,616

2) Future Minimum Lease Payment Receipts

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Due within one year	**¥1,180**	¥ 872
Due over one year	**2,266**	1,615
Total	**¥3,447**	¥2,487

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivables assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation

(Millions of yen)

	Year ended March 31, 2005	Year ended March 31, 2004
Lease payment receipts	**¥1,197**	¥1,082
Depreciation	**663**	638

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Due within one year	**¥ 327**	¥36
Due over one year	**707**	56
Total	**¥1,034**	¥92

Marketable Securities

1. Held-to-Maturity Securities at Market Value

(Millions of yen)

	As of March 31, 2005			As of March 31, 2004		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Securities whose fair value exceeds their carrying value:						
Government bonds	¥ 459	¥ 462	¥ 2	¥ 260	¥ 262	¥ 2
Corporate bonds	639	643	3	390	392	2
Others	1,549	1,566	16	1,950	1,968	17
Subtotal	2,649	2,672	22	2,600	2,623	23
Securities whose carrying value exceeds their fair value:						
Government bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	100	100	(0)
Others	199	199	(0)	299	296	(3)
Subtotal	199	199	(0)	399	396	(3)
Total	¥2,849	¥2,871	¥22	¥3,000	¥3,020	¥20

2. Available-for-Sales Securities at Market Value

(Millions of yen)

	As of March 31, 2005			As of March 31, 2004		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Securities whose carrying value exceeds their acquisition cost:						
Stocks	¥9,184	¥20,671	¥11,486	¥11,927	¥29,533	¥17,606
Bonds:	—	—	—	—	—	—
Government bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Others	—	—	—	—	—	—
Others	52	54	2	51	51	0
Subtotal	9,236	20,725	11,488	11,978	29,584	17,606
Securities whose acquisition cost exceeds their carrying value:						
Stocks	0	0	(0)	10	9	(0)
Bonds:	—	—	—	—	—	—
Government bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Others	—	—	—	—	—	—
Others	—	—	—	—	—	—
Subtotal	0	0	(0)	10	9	(0)
Total	¥9,237	¥20,725	¥11,488	¥11,988	¥29,594	¥17,605

3. Other Securities Sold during the Fiscal Year

(Millions of yen)

	Year ended March 31, 2005	Year ended March 31, 2004
Sales value	¥9,402	¥ 6
Profit on sales	6,534	5
Loss on sales	4	—

4. Book Value of Securities without Market Value

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Other securities: Unlisted securities (except for over-the-counter traded securities)	¥6,990	¥7,050

5. Scheduled Redemption Value of Other Securities with Maturity Dates and Held-to-Maturity Securities (Millions of yen)

	As of March 31, 2005				As of March 31, 2004			
	Within one year	Between one and five years	Between five and ten years	Over ten years	Within one year	Between one and five years	Between five and ten years	Over ten years
Bonds:								
Government bonds	¥ 59	¥ 399	¥—	¥—	¥ —	¥ 260	¥—	¥—
Corporate bonds	200	439	—	—	150	340	—	—
Others	150	1,599	—	—	1,000	1,249	—	—
Others	—	—	—	—	—	—	—	—
Total	¥410	¥2,439	¥—	¥—	¥1,150	¥1,850	¥—	¥—

Notes: 1. "Stock in subsidiaries and affiliates for which there are quoted market prices" is explained in a separate note.
2. During the fiscal year under review, there was no impairment of stocks in the "other" category for which there are quoted market prices. The impairment loss in such securities is recognized when market value at the period end declines 30% or more from the carrying (acquisition) cost, except when it is anticipated that the market value is recoverable.

Derivatives Transactions

1. Items Related to the Status of Derivative Transactions

1) Description of Financial Derivatives and Objectives in Their Usage

The Company makes use of forward foreign exchange contracts (including package transactions) and currency options (foreign currency put and yen currency call options) to reduce risks related to currency exchange fluctuations that may be incurred by the YAMAHA Group in its export and import transactions. Please note that the Company makes use of such derivative transactions and has adopted hedge accounting principles.

① Hedge accounting methods

The Company allocates the hedging effects among those foreign currency assets and liabilities that are covered by forward foreign exchange contracts. In addition, the Company employs deferred hedge accounting for foreign currency risk hedges on scheduled transactions in foreign currencies.

② Hedge methods and items hedged

Hedge methods

Forward foreign currency exchange contracts, foreign currency put and yen currency options

Items hedged

Assets and liabilities denominated in foreign currencies and scheduled foreign exchange transactions

③ Hedge policy

Following the internal regulations established by each Group company, the Group companies make use of forward foreign currency exchange contracts and currency options to reduce risks of foreign currency exchange rate fluctuations in the normal course of conducting export and import transactions. Such hedge methods are used only within the scope of such business transactions.

④ Evaluating the effectiveness of hedge transactions

The Company does not conduct such evaluations of the effectiveness of hedge transactions for application of hedge accounting because the correlation between application of the hedge methods and the fixing of cash flow from items hedged and reduction in fluctuations are apparent on a continuing basis.

2. Market Value of Financial Derivatives

Because hedge accounting is appropriately applied to all derivative transactions except those allocated to foreign currency denominated assets and liabilities, the market value of financial derivatives is not shown.

Accounting for Retirement Allowances

1. Overview of Retirement Benefits

The Company and its domestic consolidated subsidiaries have defined benefit plans such as welfare pension plans (the Company and three domestic consolidated subsidiaries), approved retirement annuity systems (the Company and 10 domestic consolidated subsidiaries), and lump-sum payment plans. In certain cases, additional benefits may be paid to retirees who are not eligible for retirement allowance payment obligations calculated mathematically based on retirement benefit accounting principles. Certain consolidated subsidiaries have either defined benefit plans or defined contribution plans.

In addition, the Company and certain of its subsidiaries received approval of an exemption from the Minister of Health, Labour and Welfare on December 1, 2004, from the obligation for pension payment liabilities for employees' past services under the substitutional portion of the Employees' Pension Fund. On March 29, 2005, the Company and its subsidiaries returned the amount of the substitutional portion (based on the minimum reserve obligations) to the government.

2. Projected Benefit Obligation

As soon as it becomes possible to disclose such information, it will be disclosed in supplemental materials to the financial statements announcement.

3. Retirement Benefit Expenses

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Service cost	**¥ 5,808**	¥ 7,022
Interest cost	**3,774**	4,774
Expected return on plan assets	**(4,152)**	(3,645)
Amortization of past service cost	**(99)**	(63)
Amortization of actuarial gain/loss	**5,423**	5,229
Amortization of net retirement obligation at transition	**—**	—
Additional retirement benefit expenses	**2,307**	1,643
Subtotal	**13,062**	14,961
Gains on return of substitutional portion of employee welfare pension funds	**19,927**	—
Total	**¥ (6,864)**	¥14,961

4. Assumptions and Policies Adopted in the Calculation of Retirement Benefit Obligation

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
Discount rate	2.0%	2.0%
Expected return on plan assets	4.0%	4.0%
Attribution method of retirement benefits to the period	Straight-line method for years of service	Straight-line method for years of service
Amortization of past service cost	10 years (straight-line method)	10 years (straight-line method)
Amortization of actuarial gain/loss	10 years (straight-line method)	10 years (straight-line method)
Amortization of net retirement obligation at transition	Fully recognized as other expense when incurred	Fully recognized as other expense when incurred

Tax-Effect Accounting

1. Principal Deferred Tax Assets and Tax Liabilities **(As of March 31, 2005)**

(Millions of yen)

Deferred tax assets:	
Revaluation loss on inventories	¥ 1,827
Unrealized gain	3,303
Allowance for doubtful accounts	976
Depreciation, excess	12,328
Impairment loss	17,646
Revaluation loss on investment securities	2,038
Unpaid bonuses	4,117
Warranty reserve	992
Accrued employees' retirement benefits	9,550
Net operating loss carried forward	3,778
Other	10,076
Subtotal	66,635
Valuation allowance	(25,688)
Total deferred tax assets	¥40,946
Deferred tax liabilities:	
Reserve for advanced depreciation	¥(1,507)
Special reserve for asset exchange	(369)
Reserve for special depreciation	(283)
Appraisal loss for other marketable securities	(4,541)
Other	(529)
Total deferred tax liabilities	(7,230)
Net deferred tax assets	¥33,716

2. *Principal Items Accounting for the Difference between the Statutory Tax Rate and the Effective Tax Rate after Application of Tax Effect Accounting*

Since the difference between the statutory tax rate and the effective tax rate after application of tax effect accounting is less than five one hundredths (5/100) of the statutory tax rate, the Company has not included this information.

(Per Share Data)

(Yen)

	FY2005 ended March 31, 2005	FY2004 ended March 31, 2004
Net assets per share	**¥1,334.51**	¥1,259.28
Net (loss) income per share	**95.06**	210.63
Net income per share after adjustment for latent stock	**93.88**	196.01

Basis for calculations of net income per share and net income per share after adjustment for latent stock

	FY2005 ended March 31, 2005	FY2004 ended March 31, 2004
Net assets per share		
Net (loss) income	**¥19,697 million**	¥43,541 million
Value not attributed to common stock	**100 million**	121 million
Portion distributed as directors' bonuses	**100 million**	121 million
Value attributed to common stock	**19,597 million**	43,419 million
Average number of outstanding shares during the period	**206,151 thousand shares**	206,146 thousand shares
Net income per share after adjustment for latent stock		
Net income adjustment value	**¥(243) million**	¥ (846) million
Portion of interest on corporate bonds (after excluding value corresponding to tax)	**— million**	273 million
Portion of interest on investments accounted for by equity method	**(243) million**	(1,120) million
Increase in number of outstanding shares	**— thousand shares**	11,052 thousand shares
Portion due to conversion of convertible bonds	**— thousand shares**	11,052 thousand shares
Per share value after adjustment for latent shares, due to lack of dilution effect (Latent shares not included in calculations of net income per share)	—	—

(Actual Production)

(Yen)

Business segment	**FY2005 ended March 31, 2005**		FY2004 ended March 31, 2004	
	Actual production	**% Change from the previous period**	Actual production	% Change from the previous period
Musical instruments	**¥198,232**	**110.5**	¥179,432	103.1
AV/IT products	**68,616**	**104.2**	65,863	95.9
Lifestyle-related products	**38,757**	**93.6**	41,418	94.1
Electronic equipment and metal products	**71,016**	**88.4**	80,299	128.3
Other	**21,721**	**92.0**	23,620	117.4
Total	**¥398,343**	**102.0**	¥390,635	105.8

Notes: 1. The amounts shown are based on average sales prices, and figures are after internal transfer among segments.
2. Amounts shown above do not include consumption and other taxes.

YAMAHA CORPORATION

Flash Report

Non-Consolidated Basis

Results for the fiscal year ended March 31, 2005

April 28, 2005

Company name: YAMAHA CORPORATION
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Date of the meeting of the Board of Directors: April 28, 2005
Interim dividend: YES
Start date of dividend payment: June 27, 2005
Date of the general meeting: June 24, 2005
Application of share unit system: Applicable (1 unit = 100 shares)
Stock listing: Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY2005 (April 1, 2004–March 31, 2005)

Figures of less than ¥1 million have been omitted.

(1) Non-Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
FY2005 (Ended March 31, 2005)	¥341,546	(1.1)%	¥22,638	(16.0)%	¥25,145	(10.6)%
FY2004 (Ended March 31, 2004)	¥345,354	3.4%	¥26,954	23.1%	¥28,118	26.6%

	Net income		Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of recurring profit to sales
	Millions of yen	% change from the previous fiscal year	Yen	Yen	%	%	%
FY2005 (Ended March 31, 2005)	¥ 264	(99.0)%	¥ 0.80	¥—	0.2%	7.7%	7.4%
FY2004 (Ended March 31, 2004)	¥25,579	231.9%	¥123.38	¥118.36	15.7%	8.2%	8.1%

Notes: 1. Average number of outstanding shares during the year:
FY2005 ended March 31, 2005: 206,339,798 shares
FY2004 ended March 31, 2004: 206,352,788 shares
2. Changes in method of accounting: YES

(2) Dividends

	Dividends per share			Dividends paid for the year	Dividend pay-out ratio	Ratio of dividends to shareholders' equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of yen	%	%
FY2005 (Ended March 31, 2005)	¥20.00	¥7.50	¥12.50	¥4,126	2,500.0%	2.4%
FY2004 (Ended March 31, 2004)	¥15.00	¥5.00	¥10.00	¥3,095	12.2%	1.7%

(3) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2005 (As of March 31, 2005)	¥318,071	¥172,791	54.3%	¥836.97
FY2004 (As of March 31, 2004)	¥337,029	¥179,982	53.4%	¥871.65

Notes: 1. Number of outstanding shares at the end of the year:
FY2005 as of March 31, 2005: 206,330,276 shares
FY2004 as of March 31, 2004: 206,347,606 shares
2. Number of treasury stock at the end of the year:
FY2005 as of March 31, 2005: 194,350 shares
FY2004 as of March 31, 2004: 177,020 shares

2. FORECASTS OF RESULTS FOR FY2006 (April 1, 2005–March 31, 2006)

	Net sales	Recurring profit	Net income	Interim dividends per share	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY2006 interim period	¥169,000	¥13,000	¥ 8,000	12.50	—	—
FY2006	¥334,000	¥21,000	¥12,000	—	12.50	25.00

Reference: Net income per share for the fiscal year is forecast to be ¥58.16 on a non-consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts.

3. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2005 (as of Mar. 31, 2005)	FY2004 (as of Mar. 31, 2004)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 24,839**	¥ 4,630	¥20,209
Notes receivable	**5,645**	7,857	(2,212)
Accounts receivable	**33,314**	39,926	(6,612)
Products and goods	**16,192**	15,211	981
Raw material	**2,028**	1,715	313
Products in progress	**8,175**	6,604	1,571
Advances	**170**	99	71
Deferred income taxes	**11,045**	9,847	1,198
Other current assets	**3,742**	2,234	1,508
Allowance for doubtful accounts	**(1,036)**	(1,489)	453
Total current assets	**104,118**	86,637	17,481
Fixed assets:			
Tangible assets:			
Buildings	**23,211**	35,988	(12,777)
Structures	**3,360**	5,784	(2,424)
Machinery and equipment	**7,565**	7,079	486
Vehicles	**110**	41	69
Furniture and fixtures	**4,632**	4,727	(95)
Land	**51,464**	62,575	(11,111)
Construction in progress	**609**	1,341	(732)
Total tangible assets	**90,955**	117,538	(26,583)
Intangible assets:			
Rights on leasehold land	**103**	103	—
Total intangible assets	**103**	103	—
Investments and other assets:			
Investment securities	**27,407**	36,371	(8,964)
Shares of affiliated companies	**58,321**	62,124	(3,803)
Investment in capital	**105**	63	42
Affiliated company investments	**17,441**	14,946	2,495
Long-term loans	**827**	1,104	(277)
Long-term employee loans	**0**	0	0
Long-term affiliated company loans	**84**	142	(58)
Bankrupt, rehabilitating securities	**350**	335	15
Deferred income taxes	**15,402**	15,610	(208)
Guarantee deposits for leased real estate	**2,268**	2,250	18
Long-term accrued expenses	**1,289**	—	1,289
Other assets	**559**	751	(192)
Allowance for doubtful accounts	**(1,009)**	(950)	(59)
Reserve for loss on investments	**(154)**	—	(154)
Total investments and other assets	**122,894**	132,750	(9,856)
Total fixed assets	**213,952**	250,392	(36,440)
Total assets	**¥318,071**	¥337,029	(18,958)

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2005 (as of Mar. 31, 2005)	FY2004 (as of Mar. 31, 2004)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes payable	¥ 728	¥ 741	¥ (13)
Accounts payable	20,422	21,337	(915)
Short-term loans	1,908	1,790	118
Current portion of long-term debt	17,038	—	17,038
Accrued payables	4,991	5,529	(538)
Accrued expenses	21,224	21,608	(384)
Corporate tax payables	10,004	100	9,904
Advances received	518	549	(31)
Money entrusted	725	606	119
Reserve for after-care expenses	57	65	(8)
Warranty reserve	1,349	1,037	312
Reserve for subsidiary support	375	—	375
Deferred unrealized profit	69	287	(218)
Other current liabilities	464	810	(346)
Total current liabilities	79,877	54,464	25,413
Long-term liabilities:			
Long-term debt	300	17,338	(17,038)
Deferred income taxes on land revaluation	11,842	10,160	1,682
Accrued employees' retirement benefits	22,697	42,596	(19,899)
Directors' retirement benefits	677	658	19
Long-term deposits received	29,036	30,935	(1,899)
Other fixed liabilities	848	893	(45)
Total long-term liabilities	65,402	102,582	(37,180)
Total liabilities	145,279	157,046	(11,767)
SHAREHOLDERS' EQUITY			
Common stock	28,534	28,534	—
Capital surplus	40,054	40,054	—
Earned surplus:			
Legal reserve	4,159	4,159	—
Retained income			
Reserve for special depreciation	—	12	(12)
Reserve for advanced depreciation	2,502	2,259	243
Special reserve for replacement asset acquisition	—	440	(440)
General reserve	84,710	62,710	22,000
Total retained earnings	87,212	65,422	21,790
Unappropriated earnings	(8,116)	27,747	(35,863)
Total earned surplus	83,255	97,329	(14,074)
Reserve for land revaluation	14,255	3,648	10,607
Net unrealized holding gains on other securities	6,926	10,622	(3,696)
Treasury stock, at cost	(235)	(207)	(28)
Total shareholders' equity	172,791	179,982	(7,191)
Total liabilities, and shareholders' equity	¥318,071	¥337,029	(18,958)

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Income

	FY2005 (Apr. 1, 2004–Mar. 31, 2005)		FY2004 (Apr. 1, 2003–Mar. 31, 2004)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales:					
Merchandise and product sales	**¥298,087**		¥302,393		¥(4,306)
Other	**43,458**		42,961		497
Total net sales	**341,546**	**100.0**	345,354	100.0	(3,808)
Cost of sales:					
Merchandise and product cost of sales					
Inventory of merchandise and products at start of period	**15,211**		17,755		(2,544)
Reversal of valuation loss on raw materials and work in progress brought forward	**94**		101		(7)
Cost of production	**207,102**		200,895		6,207
Merchandise procured	**10,178**		13,381		(3,203)
Valuation loss on raw materials and work in progress	**102**		94		8
Inventory of merchandise and products at end of period	**16,192**		15,211		981
Subtotal	**216,307**		216,814		(507)
Other	**31,147**		31,325		(178)
Total cost of sales	**247,455**	**72.5**	248,139	71.9	(684)
Gross profit:	**94,091**	**27.5**	97,214	28.1	(3,123)
Reversal of disposal of deferred unrealized income brought forward	**287**		528		(241)
Disposal of deferred unrealized income	**69**		287		(218)
Gross profit, net	**94,309**	**27.6**	97,455	28.2	(3,146)
Selling, general and administrative expenses	**71,670**	**21.0**	70,500	20.4	1,170
Operating income	**22,638**	**6.6**	26,954	7.8	(4,316)
Non-operating income:					
Interest received	**36**		41		(5)
Dividends received	**1,861**		1,585		276
Foreign exchange gain	**697**		320		377
Other	**483**		435		48
Total non-operating income	**3,079**	**0.9**	2,382	0.7	697
Non-operating expenses:					
Interest paid	**188**		212		(24)
Interest on convertible bonds	**—**		461		(461)
Cash discounts	**23**		29		(6)
Other	**361**		514		(153)
Total non-operating expenses	**573**	**0.1**	1,218	0.4	(645)
Recurring profit	**¥ 25,145**	**7.4**	¥ 28,118	8.1	(2,973)

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Income *(Continued from the previous page)*

	FY2005 (Apr. 1, 2004–Mar. 31, 2005)		FY2004 (Apr. 1, 2003–Mar. 31, 2004)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Extraordinary profit:					
Gain on sale of fixed assets	¥ 201		¥ 41		¥ 160
Reversal of reserve allowance for after-sale service	12		11		1
Reversal of reserve allowance for product guarantees	426		171		265
Bad debt reserve	131		—		131
Gain on sale of investment securities	6,338		5		6,333
Gain on return of substitutional portion of employee welfare pension funds	16,863		—		16,863
Gain on sale of stock in subsidiaries	—		13		(13)
Gain on liquidation of subsidiaries	—		126		(126)
Total other profit	23,973	7.0	371	0.1	23,602
Extraordinary loss:					
Loss on removal of fixed assets	461		2,058		(1,597)
Loss on sales of investment securities	4		—		4
Impairment loss	32,549		—		32,549
Loss from revaluation on investment securities	70		110		(40)
Loss on revaluation of stock in subsidiaries	2,478		1,192		1,286
Reserve for investment losses	154		—		154
Reserve for subsidiary support	375		—		375
Social insurance fees for previous years payable upon transition to comprehensive remuneration system	—		686		(686)
Total other loss	36,094	10.6	4,047	1.1	32,047
Income before income taxes and minority interests	13,024	3.8	24,443	7.1	(11,419)
Current income taxes	9,651	2.8	100	0.0	9,551
Deferred income taxes (benefit)	3,108	0.9	(1,236)	(0.3)	4,344
Net income	264	0.1	25,579	7.4	(25,315)
Retained earnings at beginning of period	3,774		4,421		(647)
Reversal of reserve for land revaluation	(10,607)		(1,221)		(9,386)
Interim dividends	1,547		1,031		516
Retained earnings at end of period	¥ (8,116)		¥ 27,747		(35,863)

Note: Figures of less than ¥1 million have been omitted.

(3) Profit Appropriation

	Millions of yen	
	FY2005 (Apr. 1, 2004–Mar. 31, 2005)	FY2004 (Apr. 1, 2003–Mar. 31, 2004)
Retained earnings (loss) at end of year	**¥(8,116)**	¥27,747
Reversal of retained earnings:		
Reversal of reserve for special depreciation	**—**	12
Reversal of reserve for advanced depreciation	**236**	193
Reversal for special account on replaced property	**—**	440
Transfer from general reserve	**17,000**	—
Total	**9,119**	28,393
Appropriation of earnings:		
Dividends	**2,579**	2,063
	(¥12.5 per share)	(¥10 per share)
Bonuses for directors	**100**	120
[Portion for auditors]	**[15]**	[18]
Reserve for special depreciation	**11**	—
Reserve for advanced depreciation	**68**	436
Reserve for special account on replaced property	**565**	—
General reserve	**—**	22,000
Unappropriated earnings carried forward	**5,796**	3,774

Note: On December 10, 2004, the Company disbursed interim dividends with an aggregate value of ¥1,547 million (¥7.5 per share.)